

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2011

Mr. Hans Pandeya
Chief Financial Officer
Business Marketing Services, Inc.
350 Madison Avenue, 8th Floor
New York, NY 10017

> **Re:** **Business Marketing Services, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 333-152017**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 31, 2011**
> **File No. 333-152017**

Dear Mr. Pandeya:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Recent Developments and Changes to Business Plan, page 4

1. Please add a financial statement footnote to disclose the material contractual terms of the consulting agreement with TAG Strategic in view of its relative significance to the company. Describe the nature of the "general business advisory services" to be provided in that footnote as well. Consideration should also be given to filing a copy of the agreement as an exhibit. We assume that TAG Strategic is not a related party or affiliate with respect either to you or to gTrade. Please confirm or advise, supplementally.

2.   As a related matter, if you entered into an agreement to pay $20,000 per month on February 5, 2010, tell us how and where these payments have been recorded in your financial statements. If the contract was terminated, please quantify any termination penalty paid, if applicable. We may have further comments upon review of your response.

3.   Please tell us what percentage of gTrade's assets you acquired. Tell us whether gTrade was an operating business prior to your acquisition of their software assets and whether that business remains operational after the acquisition. Provide us with a copy of the consulting agreement, describe its material contractual terms in a footnote to the financial statements and file it as an exhibit. Tell us the approximate hourly rate in terms of US dollars and explain and/or quantify the significance of "plus GST." Please tell us whether the consulting agreement specifies a minimum number of service hours to be performed.   Finally, please quantify the number of service hours received and the total dollars paid under the consulting contract in fiscal 2010.

Note 1 – Organization

Change of Control

4.   We note that you acquired the assets of gTrade on March 12, 2010 in return for a $300,000 promissory note. You entered into a consulting agreement on that date as well. On May 31, 2010, you settled the note in return for 300,000 common shares. Please show us the related accounting entries you recorded in connection with each of these transactions. In addition, please provide us with numerical support for the valuation of the common shares at one cent per share. We may have further comments upon review of your response.

Note 8 – Subsequent Events, page F-13

5.   Please file an amended Form 10-K revising this Note to include subsequent event disclosure regarding the formation of AdCore Aps, similar to your disclosure on page F-6 of your Form 10-Q for the Quarterly Period Ended March 31, 2011.

6.   As a related matter, please file a Form 8-K announcing this entrance into a material agreement. Your current Form 8-K, filed February 25, 2011, addresses only the acquisition of the shares in Adcore Aps from Smartlaunch. Provide us with a copy of the Shareholders, Company Formation and Capital Increase Agreement and any other contractual agreements related to the formation of Adcore. These agreements should be filed as exhibits as well, pursuant to Item 601 of Regulation S-K.

7.   We note that, upon formation, Smartlaunch A/S was to subscribe for 9000 shares. Please provide us with (and file as an exhibit) the contractual agreement associated with this commitment if it is not included within the Shareholders' Agreement referenced above.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 1 – Organization

Formation of majority-owned subsidiary, page F-6

8. We note that, on February 3, 2011, you formed Adcore as a jointly owned company with nominal share capital of 81,000 DKK. Please show us, in journal entry form, how this transaction was recorded and state the value of the share capital in US dollar terms. Show us the balance sheet of the newly formed company on that date as well, in US dollars.

9. Immediately following the formation of Adcore, we note that Smartlaunch subscribed for 9000 shares in the new company and, apparently, software was added as a capital "injection." Please illustrate for us how each of these two transactions was recorded and valued. Provide us with the balance sheet of the newly formed company (in US dollars) after these transactions, as well. It appears that BMS did not inject any software into Adcore. Please confirm or advise.

10. It appears, from Footnote 5, that Smartlaunch and BMS are under common control. If true, please clarify that fact in this footnote. We assume that the software was recorded by Adcore at its historical value on the books of Smartlaunch. We also assume that this is the reason that you recorded the remainder of the related note payable's value as compensation expense. Please confirm each of our assumptions or advise supplementally.

11. We assume that the difference in the price of the shares in US dollar terms from $120,979 in the related Form 8-K to $101,816 in this document is attributable to translation differences. Please confirm supplementally or advise.

12. Tell us whether and how the call option was valued and recorded. In addition, tell us whether the share call option based upon the June 1, 2011 milestone was exercised.

13. We note that Adcore will pay you 50% of net revenues on a quarterly basis. Further clarify how "net revenues" are to be computed.

Liquidity and Capital Resources, page 6

14. We note your disclosure here that any cash shortfall is currently funded by your majority shareholder and Chief Executive officer, Hans Pandeya. Please revise future filings to indicate whether such agreement is oral or written. If the agreement is written, please file a copy of it as Exhibit 10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief